Issuer Free Writing Prospectus dated January 19, 2023 filed pursuant to Rule 433 of the Securities Act of 1933, as amended, relating to the Preliminary Prospectus contained in Registration No. 333-267280

PRIME SKYLINE LIMITED

PRIME SKYLINE

Company Presentation

January 2023

Disclaimer

Prime Skyline Limited ("Prime Skyline," "we," "our," or the "Company") has filed a registration statement on Form F-1 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") for the initial public offering of the Company (the "Offering") to which this communication relates. The Registration Statement has not yet become effective. Before you invest, you should read this presentation together with the Registration Statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents by visiting EDGAR on the SEC web site at www. sec. gov. All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the "Risk Factors" section of the prospectus contained in the Registration Statement (the "Prospectus"). Moreover, we operate in a very competitive and changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this presentation or in the Prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Certain market data and forecasts used throughout this presentation were obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies, and industry publications and surveys, including the Report of Frost & Sullivan, a third-party global research organization commissioned by the Company. Industry publications and third-party research, surveys, and reports generally indicate that their information has been obtained from sources believed to be reliable. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors" in the Prospectus.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of the Company's securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The Offering may only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration becomes effective. Neither the SEC nor any other regulatory body has passed upon the adequacy or accuracy of this free writing prospectus. Any representation to the contrary is a criminal offense.

All references to financials are in Singapore dollars. Unless otherwise stated, the Singapore dollar is translated into the US dollar at the rate of S$1.3520 to US$1.00 as of December 30, 2021.

Contents

Offering Summary

Type of Offering	Initial Public Offering
Exchange	NASDAQ Capital Market
Proposed Symbol	PSE
Shares Outstanding Pre-Offering	16,252,083
Expected Offering Size	6,250,000 ordinary shares comprised of 4,581,250 ordinary shares offered by the Issuer and 1,668,750 ordinary shares offered by Focus Point Developments Limited, the "selling shareholder"
Over-Allotment Option	937,500 ordinary shares
Estimated Price	US$4.00 per share
Net Proceeds	Approximately US$15 million (excluding 15% over-allotment option)*
Use of Proceeds	We currently intend to use our net proceeds from the offering to (i) pay the start-up costs of prospective projects; (ii) pay cash collateral for performance bonds on prospective projects; (iii) repay a portion of bank borrowings to reduce our debt/equity ratio; (iv) acquire servers, computers, software, and other accessories to enhance our building information modelling design capabilities and upgrade our IT equipment and systems; (v) repay certain loans made to us by our controlling shareholder in connection with costs and expenses incurred in connection with this Offering and obtaining a listing of the ordinary shares on the Nasdaq; and (vi) for working capital and other general corporate purposes.
Lead Managing Underwriter and Book Runner	Kingswood, a division of Kingswood Capital Partners, LLC

**US$600,000 of the net proceeds to the Issuer will be held in escrow for indemnification purposes for a period of 12 months following the close of the Offering.*

Company Overview and Competitive Advantages

Company Overview

- We are headquartered in Singapore and are engaged in the provision of complete building envelope solutions.
- We take an integrated approach to providing design, building, and supply solutions primarily in Singapore but also in other countries in the Southeast Asia regions including the Philippines, Brunei, Myanmar, Sri Lanka, and Vietnam.
- We have our own in-house fabrication facilities and we also set up specific fabrication facilities from time to time to meet the specific demands of our clients.
- We are in the highest financial grade category (L6) for the curtainwall construction-workhead in Singapore, allowing us to take on building envelope projects of unlimited contract value.
- Our mission is to offer comprehensive building envelope solutions, including consultancy, design, construction, and maintenance services.

Competitive Advantages

- We have an established reputation and proven track record in the integrated building envelope industry.
- We have a commitment to the management of risk and quality, health, safety, and environmental protection.
- We have an experienced and committed management team with succession plans.
- We have stable business relationships with our subcontractors and material suppliers.
- We enjoy staff loyalty and commitment.
- We have the ability to design, fabricate, supply, and install building envelope components for our clients.

Company Services

Through our subsidiary, Prime Structures Engineering Pte Ltd ("Prime Structures"), which was established in March 1995, we have over 27 years of experience in providing integrated building envelope solutions and services to our clients predominantly in Asia, including Singapore, Sri Lanka, and the Philippines, in numerous private and public projects.

The building envelope is the physical separator or interface between the interior and exterior environments of a building, which may include the curtain wall, façade, podium, customized structures, roof, external doors, and windows.

The ability to integrate different elements of the building envelope requires a high degree of coordination and technical know-how (which involve high levels of precision and intricacy of design work). Those that are able to do so find themselves in a niche sector of the building envelope industry where services are highly sought-after. As an integrated building envelope solution service provider, we target projects that require customized and/or complex building envelope structures, including, but not limited to, integrated resorts, offices, industrial buildings, shopping malls, and condominiums.

We take a coordinated and integrated approach to managing the complexities of delivering integrated building envelope solutions and services to our clients by providing them with our consultation, design, construction, and supply (including materials and labor) services. With our design and engineering capabilities and expertise in project management, we work closely with our clients and their consultant teams (including project managers, quantity surveyors, and architects) to turn their unique conceptual requirements concepts into building envelopes that are safe, functional, and meet the design intent. We have a fabrication workshop within our headquarters in Singapore for us to fabricate the customized materials we need for the installation of our projects. We can also set up specific fabrication facilities for our clients depending on their requirements and/or to meet the specific demands of our clients.

Business Process

Identification of business opportunities
↓
Preliminary tender/quotation process
↓
Tender
↓
Quotation
↓
Tender / Quotation Pricing
↓
Award of Contract
↓
Formation of projects team and hand over
↓
Preparation of work plan
↓
Taking out performance bonds and insurance
↓
Selection of subcontractors and material suppliers
↓
Procurement process
↓
Project execution
↓
Progress payment, retention money, and certification
↓
Variation orders
↓
Project completion and post completion

Growth Strategies

Our principal objective is to sustain continuous growth in our business and maintain our competitive advantages such that we can position ourselves as a leading player in the integrated building envelope solution industry in Singapore as well as to engage in further overseas expansion with the following strategies:

- strengthen our market position in the integrated building envelope industry by, among other things:
  - taking on larger scale projects;
  - upgrading our fabrication, IT, and other technological capabilities;
  - enhancing our BIM design capabilities; and
  - continuing to develop competencies in the identification of leads and potential projects; and
- expand operations overseas.

Corporate Structure


96.62%
Mr. Sonny Bensily
1.72%
Ms. Lim Mui Lan
1.66%
Ms. Julia Bensily
PRIME STRUCTURES
Prime Structures Holdings Pte Ltd
Holding Company in Singapore
100.00%
Focus Point Developments Limited
British Virgin Islands
4.9%
Trillion Advance Investments Limited
British Virgin Islands
4.9%
Nowry Holdings Limited
British Virgin Islands
90.2%
Prime Skyline Limited
Cayman Islands
100.00%
Skyscraper Developments Limited
British Virgin Islands
100.00%
PRIME STRUCTURES
Prime Structures Engineering Pte Ltd
Headquarters in Singapore
99.002%
PRIME STRUCTURES
SB Façade Sdn Bhd
Prime Structures Brunei
100.00%
PRIME CONSTRUCTION
Prime Construction & Engineering Pte Ltd
Steelworks and Raised Floor
40.00%
PRIME STRUCTURES
Philippine Prime Structures Corp
Prime Structures Philippines and in-house drafting services
100.00%
PRIME STRUCTURES
Prime Structures (Myanmar) Limited
Prime Structures Myanmar
100.00%
PRIME STRUCTURES
Prime Structures Engineering Lanka (Pvt) Limited
Prime Structures Sri Lanka
100.00%
PRIME STRUCTURES
Prime Structures Vietnam LLC
Prime Structures Vietnam

Financial Highlights
(SGD)


Revenue by Nature of Work
2019
2020
2021
0.68%
4.99%
6.26%
99.32%
95.01%
93.74%
Building Envelope
Other Fit-Out & Construction


Revenue by Sector Type
60000000
50000000
40000000
30000000
20000000
10000000
0
2019
2020
2021
Public
Private


Revenue and Gross Profit
70000000
60000000
50000000
40000000
30000000
20000000
10000000
0
2019
2020
2021
Revenue
Gross Profit

Milestones

Year	Milestones
2007	We obtained OHSAS 18001 certification.
2009	We were awarded two building envelope projects in relation to a world-class mixed-use development with numerous facilities (including but not limited to hotel, entertainment, convention, shopping and dining) in Singapore with a total notional contract sum of approximately S$27.0 million. These projects served as our stepping stone onto the international scene and the turning point in our business to engage in more niche, complex and artistic looking building envelope projects.
	We obtained ISO 9001 certification.
2010	We obtained ISO 14001 certification.
2012	We obtained bizSAFE certification.
2015	We obtained Singapore Quality Class (SQC) certification (a certification by Enterprise Singapore in recognition of an organization's commendable performance in business excellence).
2016	We won the Enterprise 50 Award (12th place) for the first time. This award seeks to recognize the 50 most enterprising local, privately-held companies which have contributed to the economic development of Singapore, both locally and abroad.
	We obtained Green and Gracious Builder Singapore (GGBA) certification. It was introduced in 2009 to raise the environmental consciousness and professionalism of builders. It is also a benchmark of a builder's corporate social responsibility to the environment and public during the construction of projects. It is a scheme launched by the Building and Construction Authority of Singapore to promote environmental protection and gracious practices.
2018	Prime Myanmar was established to set up our BIM design office and to develop the Myanmar market.
2020	We obtained ISO 45001 certification.

Our Notable Projects


Marina Bay Sands


Mandai Bird Park


Marina Bay Cruise Centre


Wilmar Headquarters


Vivocity Shopping Mall Boardwalk


Changi Airport,
Jewel Canopy Bridge


Wind Arbor by Ned Kahn
(Marina Bay Sands)


Cheng Yew Heng Candy Factory


Spectra Lightshow
(Marina Bay Sands)


Surbana Jurong Campus


Glaxo Smith Kline
Regional Headquarters


The Brunei Cancer Centre


Okada Manila

Headquarters and Fabrication Facilities


PRIME STRUCTURES
430 TAGORE INDUSTRIAL AVENUE




ADHpress
220/4000


ADHpress
220/4000





Awards and Recognitions

Year Awarded	Award and Accolade	Awarding Body
2019	SME 1000 Award (314th place by turnover)	Experian Credit Services Singapore Pte. Ltd.
2018	Financial Times 1000 High-Growth Companies Asia-Pacific (199th place) SME 1000 Award (94th place by turnover)	The Financial Times and Statista Experian Credit Services Singapore Pte. Ltd.
2017	Enterprise 50 Award (14th place) SME 1000 Award (176th place by turnover)	The Business Times and KPMG Experian Credit Services Singapore Pte. Ltd.
2016	Enterprise 50 Award (12th place) SME 1000 Award (352nd place by turnover)	The Business Times and KPMG Experian Credit Services Singapore Pte. Ltd.
2015	SME 1000 Award (577th place by turnover)	Experian Credit Services Singapore Pte. Ltd.
2013	SME 1000 Award (677th place by turnover)	Experian Credit Services Singapore Pte. Ltd.
2012	SME 1000 Award (183rd place by turnover)	Experian Credit Services Singapore Pte. Ltd.
2011	SME 1000 Award (490th place by turnover)	Experian Credit Services Singapore Pte. Ltd.

Awards and Recognitions

Awards

- FT 1000: Financial Times 1000 High-Growth Companies Asia-Pacific 2018
- Enterprise 50 Award (2016, 2017)
- Singapore SME 1000 (2011, 2012, 2013, 2015, 2016, 2017, 2018, 2019)

Certificates

- Singapore Quality Class Certification (2015, 2018)
- bizSAFE (STAR Level)
- ISO 9001:2009 (Quality Management System Certification)
- ISO 14001:2010 (Environmental Management System Certification)
- ISO 45001:2020 (Occupation Health and Safety Management System)
- Green and Gracious Builder Scheme Certification (GGBA) (2016, 2022)
- Accredited Structural Steel Fabricator (Category S3) (2021)

Board and Management Team – Our Executive Directors



Mr. Sonny Bensily
Chairman, Director and Chief Executive Officer

Mr. Bensily is one of the co-founders of the Company.

Mr. Bensily is an entrepreneur with over 27 years of management and operational experience in the integrated building envelope solution industry and has led the growth of our Group over the years.

Mr. Bensily is responsible for planning and execution of our strategies and projects as well as managing our relationship with our major customers and suppliers. He is also responsible for overseeing all day to day aspects of our Group's operation.

Mr. Bensily obtained a Bachelor of Engineering (Civil) degree from The National University of Singapore in June 1985 and a Master of Science (Civil and Structural Engineering) from The National University of Singapore in June 1989.

Mr. Bensily received the Singapore Indian Business Leaders Award from Singapore Indian Chamber of Commerce and Industry in 2016.

Board and Management Team – Our Executive Directors



Ms. Lim Mui Lan
Director and Chief Financial Officer

Ms. Lim is co-founder of our Group.

Ms. Lim has over 30 years of experience in accounting, management and human resources.

Ms. Lim is responsible for overall day to day management and leading the accounts, administration and human resources department of our Group.

Ms. Lim obtained a Bachelor of Arts degree in Business and Finance from the University of Portsmouth, United Kingdom in July 2000, and a Master of Business Administration from The University of Southern Queensland, Australia in April 2003.

Board and Management Team – Our Executive Directors



Ms. Julia Bensily

Director

Ms. Bensily joined our Group in January 2011 and is responsible for overall management, leading the business development department and corporate communications of our Group.

Ms. Bensily is in charge of the business development department and is mainly responsible for managing investor relations, strategic planning and implementation and communications and marketing for our Group.

Ms. Bensily obtained a Bachelor of Business Management degree from Singapore Management University in May 2013.

Board and Management Team – Our Independent and Non-Executive Directors

Mr. Robert Anthony Gattie

Mr. Gattie will be the chairman of the compensation committee and a member of the audit committee and nomination committee upon effectiveness of the Registration Statement.

Mr. Gattie has over 32 years of experience in C-Suite mentoring and recruitment and over 14 years as a strategic and managerial advisor.

Mr. Gattie was the director and the managing director of Gattie Tan Soo Jin Management Consultants Pte Ltd, a retainer based executive search firm in South East Asia, from 1992 to 2014 and 1996 to 2014, respectively.

Since January 2011, Mr. Gattie has been the director of The Bamboo Group, a real estate investment and development company. Mr. Gattie has been a member of the advisory board of IMA Asia, a leading peer group forum for chief executive officers and senior executives in Asia, since January 2014.

Mr. Gattie is also serving as a mentor under Terrific Mentors International since January 2013. Mr. Gattie obtained a Bachelor's degree in Economics and Politics from the University of Leeds, United Kingdom in July 1965 and a Master of Public and International Affairs from the University of Pittsburgh, the United States in December 1966.

Board and Management Team – Our Independent and Non-Executive Directors

Mr. Chun Wai Ng (Wu Junwei)

Mr. Ng will be the chairman of the audit committee, and a member of the nomination committee and the compensation committee upon effectiveness of the Registration Statement.

Mr. Ng has over 16 years of experience in auditing, accounting, risk advisory and compliance.

Mr. Ng obtained a Bachelor of Accountancy degree from Nanyang Technological University in July 2003.

Mr. Ng has been a chartered accountant of Singapore since July 2013.

Mr. Ng has also been a certified internal auditor of the Institute of Internal Auditors of Singapore since October 2011 and a professional Singapore certified management consultant certified by TÜV SÜD PSB Pte Ltd since August 2017.

Board and Management Team – Our Independent and Non-Executive Directors

Mr. Sinnakaruppan S/O C Ramasamy

Mr. R Sinnakaruppan will be the chairman of the nomination committee, and a member of the audit committee, and the compensation committee upon effectiveness of the Registration Statement.

Mr. R Sinnakaruppan has over 16 years of experience in the engineering industry and over 20 years of corporate advisory and business management experience.

Mr. R Sinnakaruppan obtained a Bachelor of Engineering (Mechanical) degree from Nanyang Technological University (NTU), a national research university in Singapore, in June 1985 and a Master of Science in Flexible Manufacturing Systems and Robotics from Loughborough University, United Kingdom (formerly known as Loughborough University of Technology) in December 1987.

Mr. R Sinnakaruppan also completed an advanced management program conducted by Harvard University, United States in November 1998.

Contact

Thank you.

Issuer
Prime Skyline Limited
430 Tagore Industrial Avenue,
Singapore 787810
Email:
projectskyline@primestructures.com.sg

Underwriter
Kingswood, a division of Kingswood Capital Partners, LLC
7280 W Palmetto Park Rd.
Suite 301
Boca Raton, FL 33433
Email:
lciervo@kingswoodus.com